Exhibit 99.1
NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
	Notes	2024	2023	2024	2023
		(in thousands, except per share data)
		£	£	£	£
Research and development expenses		(6,769)	(3,959)	(13,552)	(10,764)
Administrative expenses		(1,509)	(1,754)	(3,090)	(3,402)
Net foreign exchange (losses) gains		(74)	(564)	21	(1,259)

Operating loss		(8,352)	(6,277)	(16,621)	(15,425)
Finance income		85	178	211	465

Loss before tax		(8,267)	(6,099)	(16,410)	(14,960)
Income tax credit	3	1,272	685	2,577	1,679

Loss for the period		(6,995)	(5,414)	(13,833)	(13,281)

Basic and diluted loss per ordinary share	4	(0.12)	(0.10)	(0.25)	(0.25)
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
	(in thousands)
	£	£	£	£
Loss for the period	(6,995)	(5,414)	(13,833)	(13,281)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	—	(19)	7	(38)

Other comprehensive (expense) income for the period	—	(19)	7	(38)

Total comprehensive loss for the period	(6,995)	(5,433)	(13,826)	(13,319)

Attributable to:
Equity holders of the Company	(6,995)	(5,433)	(13,826)	(13,319)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT

		June 30, 2024	December 31, 2023
		(in thousands)
	Notes	£	£

Assets
Non-current assets
Intangible assets	5	2,214	2,128
Property, plant and equipment		343	521
Deferred tax asset	3	168	143

		2,725	2,792

Current assets
Prepayments, accrued income and other receivables		2,044	2,671
Current income tax receivable	3	3,662	5,123
Cash and cash equivalents	6	11,639	17,225

		17,345	25,019

Total assets		20,070	27,811

Equity and liabilities
Capital and reserves
Share capital and share premium	8	144,870	143,420
Other reserves		78,373	79,173
Accumulated deficit		(219,443)	(207,706)

Total equity attributable to equity holders of the Company		3,800	14,887

Non-current liabilities
Provisions		58	58
Lease liabilities		154	190

		212	248

Current liabilities
Trade payables		6,108	3,375
Payroll taxes and social security		164	155
Accrued expenditure		9,659	8,940
Lease liabilities		127	206

		16,058	12,676
Total liabilities		16,270	12,924

Total equity and liabilities		20,070	27,811

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Six Months Ended June 30,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2023	2,095	141,108	(339)	33,701	44	42,466	(180,573)	38,502
Loss for the period	—	—	—	—	—	—	(13,281)	(13,281)
Other comprehensive expense for the period	—	—	—	—	(38)	—	—	(38)

Total comprehensive loss for the period	—	—	—	—	(38)	—	(13,281)	(13,319)
Share-based payments	—	—	—	2,195	—	—	—	2,195
Exercise of share options	1	—	—	(90)	—	—	84	(5)
Lapse of share options	—	—	—	(230)	—	—	230	—
Issue of share capital	1	10	—	—	—	—	—	11
Share issue expenses	—	(2)	—	—	—	—	—	(2)

Balance at June 30, 2023	2,097	141,116	(339)	35,576	6	42,466	(193,540)	27,382

Balance at January 1, 2024	2,114	141,306	(339)	37,043	3	42,466	(207,706)	14,887
Loss for the period	—	—	—	—	—	—	(13,833)	(13,833)
Other comprehensive income for the period	—	—	—	—	7	—	—	7

Total comprehensive loss for the period	—	—	—	—	7	—	(13,833)	(13,826)
Share-based payments	—	—	—	1,292	—	—	—	1,292
Exercise of share options	2	1	—	(156)	—	—	153	—
Lapse of share options	—	—	—	(1,943)	—	—	1,943	—
Issue of share capital	150	1,342	—	—	—	—	—	1,492
Share issue expenses	—	(45)	—	—	—	—	—	(45)

Balance at June 30, 2024	2,266	142,604	(339)	36,236	10	42,466	(219,443)	3,800

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2024	2023
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(13,833)	(13,281)
Adjustments for:
Income tax credit	(2,577)	(1,679)
Amortization and depreciation	272	288
Movement in provisions	—	(1,109)
Finance income	(211)	(465)
Interest expense on lease liabilities	10	16
Share-based payments	1,292	2,195
Net foreign exchange (gains) losses	(112)	1,285

	(15,159)	(12,750)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	625	1,288
Increase (decrease) in trade payables	2,734	(124)
Increase (decrease) in payroll taxes, social security and accrued expenditure	725	(4,598)

Movements in working capital	4,084	(3,434)

Cash used in operations	(11,075)	(16,184)

Net income tax received (paid)	4,015	(2)

Net cash used in operating activities	(7,060)	(16,186)

Cash flows from investing activities
Interest received	218	482
Payments for property, plant and equipment	(3)	(5)
Payments for intangible assets	(176)	(291)

Net cash from investing activities	39	186

Cash flows from financing activities
Payments for lease liabilities	(127)	(84)
Proceeds from issue of share capital – exercise of share options	3	1
Proceeds from issue of share capital	1,492	11
Share issue expenses	(45)	(2)

Net cash from (used in) financing activities	1,323	(74)

Net decrease in cash and cash equivalents	(5,698)	(16,074)
Cash and cash equivalents at beginning of period	17,225	41,912

Effect of exchange rate changes on cash and cash equivalents	112	(1,194)

Cash and cash equivalents at end of period	11,639	24,644

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. General information
NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.
The Company has had American Depository Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on Nasdaq since October 2, 2017. From November 9, 2023 the Company transferred its listing to The Nasdaq Capital Market. On April 16, 2024, the Company effected a ratio change of its ADSs to its ordinary shares from one ADS representing one ordinary share, to one ADS representing 25 ordinary shares.
The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.
The Company has
three
wholly owned subsidiaries, NuCana, Inc., NuCana Limited and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).
The financial information presented in these unaudited condensed consolidated financial statements does not constitute the Group’s statutory accounts within the meaning of section 434 of the U.K. Companies Act 2006.
The Group’s statutory accounts for the year ended December 31, 2023 have been reported on by the Company’s auditor, and delivered to the Registrar of Companies. The report of the auditor was (i) unqualified and (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report. However, the report of the auditor did include a material uncertainty related to going concern disclosure.
2. Material accounting policies
Basis of preparation
The unaudited condensed consolidated financial statements (the “financial statements”) for the three months and six months ended June 30, 2024 have been prepared in accordance with International Accounting Standard 34, “
Interim Financial Reporting”
(“IAS 34”). The material accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2023. No new standards, amendments or interpretations have had an impact on the financial statements for the three months and six months ended June 30, 2024. The financial statements comprise the financial statements of the Group at June 30, 2024. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.
The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2023.
In the opinion of management, these unaudited condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the three months and six months ended June 30, 2024 are not necessarily indicative of the results that can be expected for the Company’s fiscal year ending December 31, 2024.
Going concern
The Company’s consolidated financial statements have been presented on the basis that it is a going concern. The Company has not generated any revenues from operations to date and does not expect to in the foreseeable future. As such, the Company has incurred recurring losses, has an accumulated deficit totaling £219.4 million and cash flows used in operating activities of £7.1 million as of and for the six months ended June 30, 2024. The Company had £11.6 million of cash and cash equivalents at June 30, 2024.
In reviewing the going concern assessment the Company’s board of directors have considered a going concern period of
12-months
from the issuance of these financial statements. Based on our current operating plan, our cash and cash equivalents on hand will not be sufficient to fund our anticipated operations for the entirety of the going concern assessment period. As the Company intends to continue to progress its research and development activities, there will be a requirement to seek additional capital within the going concern period to fund operations, which the Company may obtain from additional equity financings, debt financings or other sources. If the Company is unable to obtain additional capital, the Company will be required to delay or reduce its research and development programs which could negatively impact its ability to generate future sustainable operating revenues and profits.

As a result of these matters, there is uncertainty related to the ability of the Company to raise sufficient additional capital within the going concern period, prior to its cash balances being exhausted. These events or conditions raise substantial doubt about the Company’s ability to continue as a going concern and, therefore, that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Judgements and estimates
The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most material effect on the amounts included within these financial statements were the same as those that applied to the annual financial statements for the year ended December 31, 2023.
3. Income tax

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
	(in thousands)		(in thousands)
	£	£	£	£
Current tax:
In respect of current period U.K.	1,260	882	2,532	1,870
In respect of prior period U.K.	—	(206)	22	(206)
In respect of current period U.S.	—	—	(1)	(1)

	1,260	676	2,553	1,663
Deferred tax:
In respect of current period U.S.	12	9	24	17
In respect of prior period U.S.	—	—	—	(1)

Income tax credit	1,272	685	2,577	1,679

The income tax credit recognized primarily represents the U.K. research and development tax credits. In the United Kingdom, the Company is able to surrender some of its losses for a cash rebate of up to 26.97% of expenditure related to eligible research and development projects incurred on or after April 1, 2023 (33.35% prior to April 1, 2023).

	June 30, 2024	December 31, 2023
	(in thousands)
	£	£

Current income tax receivable
U.K. tax	3,660	5,121
U.S. tax	2	2

	3,662	5,123

Deferred tax asset
U.S. deferred tax asset	168	143

4. Basic and diluted loss per ordinary share

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
	(in thousands, except per share data)
	£	£	£	£
Loss for the period	(6,995)	(5,414)	(13,833)	(13,281)

Basic and diluted weighted average number of ordinary shares	56,660	52,389	55,119	52,384
Basic and diluted loss per ordinary share	(0.12)	(0.10)	(0.25)	(0.25)

Basic loss per ordinary share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.
The potential ordinary shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per ordinary share and were therefore excluded from the calculation of diluted loss per ordinary share.
5. Intangible assets
Intangible assets comprise patents with a carrying value of £2.2 million as of June 30, 2024 (as of December 31, 2023: £2.1 million).
During the six months ended June 30, 2024, the Company acquired intangible assets with a cost of £0.2 million in relation to patents.
6. Cash and cash equivalents

	June 30, 2024	December 31, 2023
	(in thousands)
	£	£

Cash and cash equivalents	11,639	17,225

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.
7. Share-based payments
The Company has six share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value. Options granted under each of the six plans have a maximum life of
10
years.
As detailed in the table below, during the six months ended June 30, 2024, 6,273,782 share options were granted under the 2020 Long-Term Incentive Plan (six months ended June 30, 2023: 2,695,639 share options granted). Options granted under this plan will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period. The share options granted in the period will vest over a period of up to four years. Upon vesting, each option allows the holder to purchase one ordinary share at a specified option price determined at grant date. Options granted as
RSU-style
options are automatically exercised on vesting.
The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to two years after vesting. This has been incorporated into the measurement by means of actuarial modelling.

Grant date	Mar-13-2024	Mar-14-2024	Mar-13-2024	Mar-13-2024
Vesting dates	Mar-13-2025	Mar-14-2025	Mar-13-2025	Mar-13-2025
	Mar-13-2026	Mar-14-2026	—	Mar-13-2026
	Mar-13-2027	Mar-14-2027	—	Mar-13-2027
	Mar-13-2028	Mar-14-2028	—	Mar-13-2028
Volatility 1	104.73%	104.73%	110.40%	111.25%
Dividend yield	0%	0%	0%	0%
Risk-free investment rate 1	3.92%	3.92%	4.06%	4.03%
Fair value of option at grant date 1	£0.22	£0.22	£0.20	£0.27
Fair value of share at grant date	£0.30	£0.30	£0.30	£0.30
Exercise price at date of grant	£0.30	£0.30	£0.30	£0.04
Lapse date	Mar-13-2034	Mar-14-2034	Mar-13-2034	Mar-13-2034
Expected option life (years) 1	4.5	4.5	3.0	3.5
Number of options granted	1,946,480	2,585,833	234,375	842,000

Grant date	Mar-13-2024	Mar-13-2024	Mar-13-2024

Vesting dates	Mar-13-2025	Mar-13-2025	Mar-13-2025
	Mar-13-2026	—	—
	Mar-13-2027	—	—
	Mar-13-2028	—	—
Volatility 1	111.50%	125.90%	103.00%
Dividend yield	0%	0%	0%
Risk-free investment rate 1	4.21%	4.27%	4.59%
Fair value of option at grant date 1	£0.27	£0.27	£0.26
Fair value of share at grant date	£0.30	£0.30	£0.30
Exercise price at date of grant	£0.04	£0.04	£0.04
Lapse date	—	Mar-13-2034	—
Expected option life (years) 1	2.5	2.0	1.0
Number of options granted	547,906	93,750	23,438

1.
Represents the average for the options granted.
For the three months en
ded
June 30, 2024, the Company
recognized
£0.7 million of share-based payment expense in the statement of operations (three months ended June 30, 2023: £1.1 million). For the six months ended June 30, 2024, the Company has recognized £1.3 million of share-based payment expense in the statement of operations (six months ended June 30, 2023: £2.2 million).

8. Share capital and share premium

	June 30, 2024	December 31, 2023
	(in thousands)
	£	£

Share capital	2,266	2,114
Share premium	142,604	141,306

	144,870	143,420

Number (in thousands)
Issued share capital comprises:
Ordinary shares of £ 0.04 each	56,660	52,860

	Number of shares	Share capital	Share premium
	(in thousands)
Fully paid ordinary shares:		£	£
Balance at December 31, 2023	52,860	2,114	141,306
Exercise of share options	60	2	1
Issue of share capital	3,740	150	1,297

Balance at June 30, 2024	56,660	2,266	142,604